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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

      General Form for Registration of Securities of Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                             Web Capital Group, Inc.
             -------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


             Nevada                                    65-0937020
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(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


            501 Brickell Key Drive, Suite 203, Miami, Florida, 33131
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          (Address of principal executive offices, including zip code)


                                 (305) 377-0064
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                         (Registrant's telephone number)



        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
to be so registered:                             each class it to be registered:
      (N/A)                                               (N/A)


        Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class                              Name of each exchange on which
to be so registered:                             each class is to be registered:
Common Stock, $0.001 par value                              (N/A)
Preferred Stock, $0.001 par value

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                                TABLE OF CONTENTS
                                -----------------


Item 1.   Description of Business

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

Item 3.   Description of Property

Item 4.   Security Ownership of Certain Beneficial Owners and Management

Item 5.   Directors, Executive Officers, Promoters and Control Persons

Item 6.   Executive Compensation

Item 7.   Certain Relationships and Related Transactions

Item 8.   Legal Proceedings

Item 9.   Market for Common Equity and Related Stockholder Matters

Item 10.  Recent Sales of Unregistered Securities

Item 11.  Description of Securities to be Registered

Item 12.  Indemnification of Directors and Officers

Item 13.  Financial Statements and Supplementary Data

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 15.  Financial Statements and Exhibits


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Forward-Looking Statements

This Registration Statement on Form 10 includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's current beliefs and assumptions about the Registrant and the industry in which the Registrant competes in, and on information currently available to management. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of the Registrant set forth under the headings "Management's Discussion" and "Business" and include statements in which words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "considers," or similar expressions are used.

Forward-looking statements also include all statements that express expectations and projections with respect to future matters, including expected operating results, market opportunities, acquisition opportunities, ability to compete, and stock price.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Registrant's future results and shareholder values may differ materially from those expressed or implied in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements. In addition, the Registrant does not undertake to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading.

As used herein, "Web Capital Group," or "the Company" or "we" or "us" refers to Web Capital Group, Inc.,and its consolidated subsidiaries.


ITEM 1 - DESCRIPTION OF BUSINESS


HISTORY OF COMPANY

Web Capital Group, Inc., ("Web Capital Group " or the "Company") was originally incorporated under the laws of the State of Utah on April 28, 1980 as Rebel Energy Corporation ("Rebel Energy"). The Company was organized for the purpose of investing in energy-related properties, primarily in low-priced oil and gas and unimproved lands and real estate. The Company was initially authorized to issue 30,000,000 shares of common stock, $0.01 par value.

In August 1980, Rebel Energy completed an intra-state public offering of securities to residents of Utah of 3,000,000 shares of common stock at a price of $0.03 per share, resulting in $90,000 gross proceeds before deducting offering costs. The offering was conducted pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by section 3(a)(1) of the Securities Act and Rule 147 promulgated thereunder with respect to intrastate offerings. Following completion of its public offering, Rebel Energy made investments in oil and gas properties which were subsequently abandoned in 1985. As a result of the unsuccessful nature of its activities, resources were exhausted, and the Company remained dormant from 1985 through 1989.

On December 20, 1989, Rebel Energy entered into an exchange agreement with Jet Enterprises, Inc., pursuant to which Rebel Energy issued Jet Enterprises 24,000,000 restricted shares of common stock in exchange for $40,000 and the assignment to Rebel Energy of two metalliferous mineral leases.

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On February 23, 1990, the Board of Directors authorized the increase of
Company's capitalization to 300,000,000, $0.001 par value, shares of common stock, and 100,000,000, $0.001 par value, shares of preferred stock

On August 1, 1990, Sara Services, Inc. ("Sara Services") was incorporated in Oklahoma for the purpose of merging with the Company so as to effect a redomicile to Oklahoma. On August 3, 1990, the Company entered into a share-exchange agreement with Sara Services, pursuant to which, Services agreed to exchange all (1,000) of its outstanding shares of common stock for 23,000,000 shares of Company's common stock. The officers and directors of the Company were appointed to the same respective offices and directorships with Sara Services.

On August 6, 1990, the Company shareholders approved a name change from Rebel Energy Corporation to Sara Environmental, Inc. ("Sara Environmental"). Management believed the name change would better reflect the Company's current operations of providing local, state and federal environmental compliance reporting and personnel training services on behalf of its clients. Because all of Company's assets and principal business activities were located and derived from the state of Oklahoma and Management had to comply with corporate legal requirements of both Utah and Oklahoma, the Company changed its domicile to Oklahoma by merging with its wholly-owned Oklahoma subsidiary, Sara Services, in February 1995. As part of the reorganization, the Board of Directors approved a 10-for-1 reverse stock split, reducing the Company's authorized shares of common stock from 300,000,000 to 30,000,000, $0.01 par value, and from 100,000,000 shares of preferred stock, to 10,000,000 shares, $0.01 par value.

On November 27, 1996, the Board of Directors authorized a 40-for-1 reverse stock split of Company's shares, reducing the issued and outstanding shares from 10,773,760 shares to 269,344 shares. The Board also increased the authorized capital stock from 30,000,000 shares of common stock to 50,000,000 shares, and approved the issuance of 1,000,000 shares of Preferred Class SC Voting Stock and 10,000,000 shares of Preferred Non-Voting stock in classes B though K, Non-Voting stock to be used for acquisitions.

On November 27, 1996, the Company entered into several share exchange agreements and issued the following (post-reverse) shares of stock:

(a) with the shareholders of GSP International, Inc. (currently operating under the name "Janus Development Corporation"), a Nevada corporation. Pursuant to the agreement, the Company acquired 100% (100,000 shares) of the issued and outstanding shares of GSP, and in exchange, GSP stockholders received 1,000,000 shares of Company's common stock and 100,000 shares of Preferred class B stock;

(b) with the shareholders of Pro Beach Roller Hockey Tour ("Pro Beach"), an asset operating as a company planning to incorporate as a California Limited Liability Company. Pursuant to the agreement, the Company acquired 100% (800,000 units) of the Pro Beach membership units that were issued and outstanding, and in exchange, Pro Beach stockholders received 1,500,000 shares of Company's common stock;

(c) with the shareholders of Brandon 21st Century, Ltd. (later renamed Trillium Communications, Ltd.) a Nevada corporation. Pursuant to the agreement, the Company acquired 3,250,000 shares of common stock and in exchange, Brandon stockholders received 2,000,000 shares of Company's common stock and 50,000 shares of Company's Preferred class B stock;

(d) with the shareholders of Trillium Management Group ("TMG"), an asset operating as a company, to be incorporated as an individual limited liability company under the laws of the state of California. Pursuant to the agreement, the Company acquired 100% (100,000 units) of the TMG membership units that were issued and outstanding, and in exchange, TMG stockholders received 1,000,000 shares of Company's common stock and 25,000 shares of Company's Preferred class B stock;

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(e) with the shareholders of Trillium Marketing ("TMARK"), an asset operating as a company planning to incorporate as a California Limited Liability Company. Pursuant to the agreement, the Company acquired 100% (100,000 units) of the TMARK membership units that were issued and outstanding, and in exchange, TMARK stockholders received 1,000,000 shares of Company's common stock and 25,000 shares of Company's Preferred class B stock.

On May 7, 1997, the Company changed its name to Sara Hallitex Corporation. No stock splits (reverse or forward) were effected at the time of the name change.

In October 1997, the Company issued 50,000 shares of its common stock, restricted under Rule 144, to an individual, for settlement of debt of $37,500 and 20,700 shares of common stock, restricted under Rule 144, to certain individuals, as consideration for consultation services.

In November 1997, the Company issued 1,000,000 shares of its common stock, restricted under Rule 144, to Garrett K. Krause, Company's President and CEO, as payment for management services under the Executive Employment Agreement dated November 27, 1996.

In March 1998, the Company issued 899,999 shares of its common stock, restricted under Rule 144, to an individual, as payment for debt of $674,999 and 529,622 shares of its common stock, restricted under Rule 144, to certain individuals, as consideration for consultation and public relations services.

In May 1998, the Company issued 8,600 shares of its common stock, restricted under Rule 144, to certain individuals, as payment for debt, valued at $.75 per share, and 5,251 shares of its common stock, restricted under Rule 144, to certain individuals, as consideration for consultation services

In March 1999, the Company issued a total of 5,166 shares of its common stock, restricted under Rule 144, to certain individuals, as consideration for consultation services.

In June 1999, the Company issued 1,000,000 shares of its common stock, restricted under Rule 144, to Garrett K. Krause, Company's President and CEO, as payment for management services under the Executive Employment Agreement dated November 27, 1996.

On December 1, 1999, the Board of Directors authorized the conversion of Company's Class B through K Preferred Stock into shares of Preferred Stock, resulting in 10,000,000 shares of Preferred Stock, $0.001 par value.

On December 8, 1999, Web Capital Group, Inc. ("Web Capital Group") was incorporated in Nevada for the purpose of merging with Sara Hallitex, (an Oklahoma corporation) in order that the Company change its domicile to Nevada (the "Reincorporation"). Web Capital Group has a capitalization of 50,000,000 shares, $0.001 par value of common stock and 10,000,000 shares, $0.001 par value of preferred stock.

On December 22, 1999, Web Capital Group and Sara Hallitex signed Articles of Merger, pursuant to which, each Sara Hallitex share of common stock was converted into one (1) share of Web Capital Group common stock. Similarly, each Sara Hallitex share of preferred stock was converted into one (1) share of Web Capital Group preferred stock. Web Capital Group is governed by Nevada law and by a new certificate of incorporation and bylaws. The officers and directors of Sara Hallitex were appointed to the same respective offices and directorships with Web Capital Group. The Merger Agreement has been approved and adopted by each of the corporations and the Reincorporation of the Company is being finalized pending the filing of merger documents with the Secretary of State of Nevada and the Secretary of State of Oklahoma.

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Management's decision to change Company's domicile was based on the belief that the Company's future business goals would be better served by being domiciled in Nevada and because the simplification of corporate, legal and accounting functions would represent a cost savings in terms of management time as well as elimination of duplicitous expense. The name change to Web Capital Group was effected to better reflect the Company's expanding focus on the e-business industry and to better suit the Company's current and future business objectives.

As of January 1, 2000, the Company has issued and outstanding, 10,308,482 shares of common stock and 200,000 shares of preferred stock. Company's stock currently trades on the Over-the-Counter Bulletin Board under the symbol "WBCG."

On January 13, 2000, the Company completed a private placement offering of 3,000,000 "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) shares of its common stock at an offering price of $3.00 per share, and options to purchase 3,000,000 shares of its common stock, with an exercise price of $6.00 per share, to 3 "accredited" investors, resulting in $9,000,000 gross proceeds to the Company and proceeds from sale of the options. The offering was pursuant to exemptions provided by Rule 506 of Regulation D and
Section 4(2) of the Securities Act of 1933.


BUSINESS OF COMPANY

Web Capital Group is a diversified, full service, public Internet venture banking firm concerned with the acquisition, investment and development of Internet-related companies, new technologies and projects. Rather than simply raising venture capital for such emerging businesses, the Company invests, develops and nurtures them through its interconnected network of companies by providing management and expediting their ability to trade in the public market. In return, the Company acquires a long-term equity position in taking these ventures through their Initial Public Offerings. The Company believes that by focusing exclusively on the e-commerce industry, the Company will be able to capitalize on new and exciting opportunities and attract emerging-growth companies. The Company intends to operate as a fully diversified Internet financial services company by becoming a one-stop shop facilitator for the public launching and continued management of Internet and web-related, development-stage and emerging-growth companies.


COMPANY OPERATING STRATEGY

The Company's operating strategy is to use and integrate its extensive network of relationships, which includes the Portfolio Companies, as well as industry, technological and capital markets expertise, to develop and grow the business strategies, technologies and projects of our Portfolio Companies. The Company will focus on developing, operating, and investing in companies conducting business primarily in the following segments of e-commerce: companies offering business to business sales and distribution, companies selling e-commerce software, and professional firms offering strategic guidance for pursuing e-commerce opportunities. The Company will concentrate on e-commerce companies at any stage of development, from the start-up stage, where the company is still at the concept or proofing stage, to emerging, where the company is beginning to commercialization and market penetration, to growth stage, where the company is seeking enhancement or expansion of its market.

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INDUSTRY OVERVIEW

People and businesses are increasingly relying on the Internet to access and share information, to purchase and sell products and services. By International Data Corporation (IDC) estimates, an Information Technology research concern, estimates at the end of 1998, more than 142 million people were using the Internet to communicate, participate in discussion forums and obtain information about goods and services. IDC projects this user base will grow to 502 million people by the end of 2003. A rapidly growing number of businesses are using the Internet to market and sell their products and streamline business operations. According to Forrester Research, a leading technology research and computation firm, 50% of all U.S.-based businesses will be online by 2002. Although still a volatile market, the Internet's substantial growth has created tremendous market opportunities for companies such as our Company. We will strive to focus primarily on those segments within the Internet industry that have matured and have exhibited a certain fundamental "staying power. The Company plans to capitalize on Internet's expanding business sector by operating as a full-service, Internet-related venture capital and incubator, connecting emerging-growth Internet e-commerce companies, with capital financing and related services.


COMPANY SERVICES

The company plans to offer the following financial and strategic business services:

Venture Capital

Similar to a traditional venture capital company, Web Capital Group negotiates with a prospective company, agreeing to acquire an equity interest in the company in exchange for an initial investment. This initial capital investment is used to bring the company closer to possible publicly-traded status. Web Capital Group's equity stake is then used to increase its own Portfolio holdings and also to issue dividends to its shareholders pursuant to Company's "President's List" Dividend Program. The Company's Dividend Program allows its shareholders to participate in every Web Capital Group opportunity both through their individual portfolios as well as through share positions with the Company. The Company utilizes this equity stake to increase its asset portfolio appreciation and to leverage itself into additional investment and business opportunities.

Investment Banking

Web Capital Group also acts as a "boutique" Internet based investment banking firm in servicing the needs of a company by providing access to a number of professional services. Services provided by the Company include: Financing Services including initial capital infusions and Secondary Offerings; Securities legal advice; A Securities & Exchange Commission (SEC)-approved CPA firm; Web Capital Group financial relations consulting; Management & Board of Directors consulting and assistance; Mergers & Acquisitions consulting and assistance; Public Relations assistance; and Boutique investment banking and financing consulting services.

Marketing

The Marketing division of Web Capital Group provides in-house Investor Relations and Public Relations services for all its Portfolio Companies. Through our communications department, institutional investors, brokerage firms and individual investors have a direct liaison to every firm in the Web Capital Group "family." Likewise, the Company's Public Relations unit handles all pertinent information services providing press releases, press kits and general Company news issues. This eliminates the need for outside firms and solidifies the Company's status as a "one-stop shop," an all-encompassing venture banking firm. The Company also generates cash flow through consulting fees from the above-mentioned services as well as through exercising options and warrants received from its subsidiaries.

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COMPANY HOLDINGS

As of January 1, 2000, the Company owns equity positions in eight (8) companies:
(1) The Company owns a 67.8% equity interest (or 7,000,000 shares of common stock) in 3wVentures.com, Inc. and warrants to purchase 7,000,000 shares of company's common stock at an exercise price of $5.00 per share; (2) upon FutureVest.com, Inc.'s incorporation, a 77% equity interest or (10,000,000 shares of common stock) and 5,000,000 options to purchase shares of FutureVest.com, Inc. common stock, at an exercise price of $10 per share; (3) in SolutionNet International, Inc., a 7.5% equity interest (or 865,000 shares of common stock) and warrants to purchase 1,000,000 shares of company's common stock at an exercise price of $5.00 per share; (4) in USLab.com, Inc., a 20.1% equity interest (or 2,233,945 shares of common stock) and warrants to purchase 1,000,000 shares of company's common stock at an exercise price of $5.00 per share; (5) in Tril-MediaNet.com, Inc., a 23% equity interest (or 2,580,000 shares of common stock); (6) in TheMovieSource.com, Inc., a 7.5% equity interest (or 500,000 shares of common stock) and warrants to purchase 500,000 shares of company's common stock at an exercise price of $2,50 per share and warrants to purchase 500,000 shares of company's common stock at an exercise price of $3.00 per share; (7) in Janus International, Inc., a 40.72% equity interest (or 7,750,000 shares); and (8) in ProTerra, Inc., a 90% investment interest.

Additionally, through Web Capital Group's present 67.8% interest in 3wVentures.com (3wVentures.com discussed below), the Company owns an additional 5.1% equity interest in SolutionNet International, Inc.; an additional 9.3% equity interest in USLab.com, Inc.; an additional 3.2% equity interest in Tril-MediaNet.com, Inc.; and an additional 5.1% equity interest in TheMovieSource.com, Inc.


COMPANY SUBSIDIARIES

(1) 3wVentures.com

3wVentures.com, Inc. ("3wVentures.com"), is concerned with the development, funding, incubation and management of online and Internet business opportunities. Originally incorporated in the State of Nevada on June 8, 1999 under the name of SaraOnline.com, Inc., company's initial capitalization was 25,000,000 shares of $0.001 par value common stock. Initially established as an Internet-focus division of Web Capital Group, 3wVentures.com, Inc. began operations as a separate and independent company on July 1, 1999.

On July 1, 1999, Web Capital Group entered into a share-exchange agreement with the company, pursuant to which, Web Capital Group acquired 10,000,000 shares of common stock of 3wVentures.com, Inc. (formerly SaraOnline.com, Inc.) and warrants to purchase 10,000,000 shares of common stock, exercise price of $5.00. In exchange, 3wVentures.com, Inc. acquired 865,000 shares of common stock (or 7.5% equity interest) of SolutionNet International, Inc., 1,500,000 shares of common stock (or 13.7% equity interest) of USLab.com, Inc., 1,500,000 shares of common stock (or 13.6% equity interest) of Tril-MediaNet.com, Inc., 500,000 shares of common stock (or 7.5% equity interest) of TheMovieSource.com, Inc.

In July 1999, 3,000,000 of the 10,000,000 "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) shares of common stock and 3,000,000 of the 10,000,000 warrants acquired by the Company pursuant to the July 1999 agreement with 3wVentures.com, Inc., were distributed to the shareholders of the Company pursuant to Company's Dividend Program.

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On December 8, 1999, SaraOnline.com, Inc. changed its name to 3wVentures.com,
Inc., to better reflect its current and future business objectives and the Board of Directors authorized an increase of company's capitalization, resulting in 50,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. As of January 1, 2000, Web Capital Group owns a 67.8% (or 7,000,000 shares) equity interest in the company.

3wVentures.com is currently managing the operations of SolutionNet International, Inc., USLab.com, Inc., Tril-MediaNet.com, Inc., and TheMovieSource.com, Inc. The company will also manage the operations of the Company's newly announced SiliconLosAngeles.com high technology incubator facility, scheduled to open in April 2000. The company plans to become the premier "Internet Incubator" by establishing a presence in major segments of the economy and by creating create liquidity and profits for its shareholders. The company believes that its singular focus on the incubation of emerging growth of online business and Internet technologies and properties will allow it to capitalize rapidly on new opportunities and to attract and develop future leading-edge Internet-related companies.

In focusing its operations on incubating all online and Internet-related Web Capital Group Companies, 3wVentures will enable Web Capital Group to continue to provide venture banking services to every company being incubated by 3wVentures.com while at the same, continuing its expansion of its Internet global venture banking operations.

3wVentures' new operating divisions, 3wLabs.com and 3wCapital.com, will focus on providing venture capital funds and Internet Incubator facilities that will fund and Incubate Internet commerce and other early stage Internet companies, http://www.icp.com/tombstone.htm along with opportunistic investments in later stage, high growth Internet firms. 3wLabs.com will operate as the incubator of current and future Internet companies, technologies and projects. Initially, the Company will open its SiliconLosAngeles.com incubator facility in Marina del Rey, CA, with plans to open four additional facilities in the next 18 months. 3wCapital.com will facilitate internal venture capital and funding partnerships for all the 3wVentures.com projects.

3wLabs.com Incubator Units

3wLabs.com is currently developing a number of comprehensive, fully integrated state-of-the-art Internet incubator locations. Operating under the name SiliconLosAngeles.com, the company's initial incubator facility will work in conjunction with the 3wCapital.com operations and the FutureVest.com family of investment banking, underwriting and e-finance companies. Within this structure, FutureVest.com will conduct the IPO process as well as provide myriad e-finance products and services to each and every portfolio company. Through 3wVenture's incubator unit, the company will supply emerging growth Internet-based companies and projects with a full range of resources to infuse these companies with the development strategies and financial resources needed to rapidly introduce innovative products and services.

Resources will include office space and the accompanying e-business network infrastructure, consulting and services relating to development and technology, graphic design, marketing, competitive research, legal, accounting and business development support and services. In addition, this incubator will provide advice on strategy, branding and corporate structure.

Through these state-of-the-art incubator labs, 3wVentures.com and its 3wCapital Partners Venture Funds will ensure a constant flow of quality, top-tier IPO prospects and opportunities. Conversely, with its strategic relationship with FutureVest.com, a global e-finance firm, 3wVentures.com, through its unique business model, will be able to incubate and finance the value of each and every cutting edge e-business project in 3wVenture's pipeline, ensuring a seamless

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natural progression through the eventual IPO stage. In having the capacity to spin out the portfolio companies as IPO's, the company will be able to conduct IPO or other merger opportunities known as "liquidity events", providing the company, its investors and shareholders with a suitable exit strategy and the chance to unlock the monetary value of each portfolio company. In addition, after a "liquidity event" has been realized, portfolio companies will then have the monetary means to pursue acquisitions, business opportunities and to attract a strong management team and dedicated staff.

To augment current and future West Coast Internet operations of 3wVentures.com, the company is currently renovating a 50,000 square foot warehouse in Marina Del Rey, CA. This facility is scheduled to be fully operational by April 2000. Working in conjunction with future Internet incubator facilities, SiliconLosAngeles.com will serve as the Company's Internet incubator extension and will be ideally positioned to service and incubate projects from all facets of the West Coast Internet spectrum, particularly the Silicon Valley, the birthplace and hub of the Internet.

The Company's expansion plans include an additional high-tech Internet incubator facility to be based in Miami, FL, gateway to the largely untapped Latin American market. This South Florida facility will strive to exploit an underserved Latin American market in providing a similar range of developmental and technical strategies as well as financial support and services for emerging growth Internet-based companies and projects focused on the primarily Spanish speaking populace.

International Data Corporation estimates that Internet users throughout Latin America will grow from roughly 2.5 million in 1997 to 20 million by 2003. The Latin American market presents a tremendous business opportunity and SiliconSouthBeach.com will stand in the vanguard of Internet-based firms poised to benefit from enormous revenue potential. The company's expansion plans also include the establishment of overseas incubator facilities in Europe and Asia, as well as other potential worldwide locations.

As the incubator units of 3wLabs, SiliconLosAngeles.com and the additional Internet incubator facilities, will aim to develop individual ideas into highly focused and successful Internet businesses. Management believes that to succeed in the dynamic Internet market, companies must achieve a rapid speed of execution by tapping the services, support and knowledge of individuals and organizations that have extensive experience in starting Internet companies. 3wCapital will serve as the initial funding and venture capital arm for every project. SiliconLosAngeles.com will augment this process by providing an all-encompassing array of related development services to ensure a cohesive, seamless incubation process. In addition, with 3wCapital providing the initial funding, each and every Portfolio Company will have complete access to a wide-range of services offered by SiliconLosAngeles.com and future Internet incubator facilities.

(2) FutureVest.com

FutureVest.com, Inc., is an e-finance corporation, currently in the process of being formed under the laws of the Commonwealth of the Bahamas, and planning to base its global operations in the Commonwealth of the Bahamas. The company plans to use its Internet technology platform to offer a comprehensive range of online trading & investment banking products and services including: e-brokerage, e-banking, e-capital, e-mutual funds, e-insurance and trust services, Initial Public Offerings, Secondary & Follow-on Offerings, private equity "Angel" investments, research, online investing in stocks and mutual funds, and day trading, all on a global scale. The company will also seek to vertically integrate online brokerage, Web-based commercial banking, online insurance services, online retirement services and products including IRA's and 401K's, and online mortgage and lending services, creating a "one-shop shop" and enhancing its product portfolio.

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In September 1999, Web Capital Group, Inc. entered into a Joint Venture and
Exchange Agreement (the "Agreement") with FutureVest Corporation, pursuant to which, the parties agreed to create a "one-stop" e-finance organization to operate under the name FutureVest.com, Inc. Also pursuant to the Agreement, Web Capital would form a new Nevada corporation, FutureVest.com (USA), Inc., which would assume certain investment banking, communications and operational assets of Web Capital and would be merged into FutureVest.com, Inc. upon its incorporation in the Commonwealth of the Bahamas, becoming FutureVest.com, Inc.'s wholly-owned United States operating subsdiary.

In exchange for the Web Capital operations transferred to FutureVest.com (USA), Inc., Web Capital will receive 10,000,000 shares of common stock of the newly incorporated FutureVest.com, Inc. (the Bahamian company), or a 77% equity interest, plus an additional 5,000,000 options to purchase shares of FutureVest.com, Inc. common stock, at an exercise price of $10 per share.

Pursuant to the terms of the September 1999 joint venture and exchange agreement, FutureVest.com (USA), Inc. was incorporated under the laws of the State of Nevada on October 18, 1999. Web Capital has transferred all of its Investment Banking, Public Relations, and Communications assets into FutureVest.com (USA), Inc. and currently, the company is managing Web Capital's US-based e-finance operations. Once FutureVest.com, Inc. is incorporated in the Commonwealth of the Bahamas, FutureVest.com (USA), Inc. will merge with FutureVest.com, Inc. to become its wholly-owned operating subsidiary, and Web Capital will receive its equity interest.

In November 1999, FutureVest.com (USA), Inc. entered into a Acquisition Agreement with RL Securities, Inc., a fully-licensed, NASD-registered, Broker-Dealer firm that has been providing investment services for over 25 years. Pursuant to the agreement, FutureVest.com (USA), Inc. acquired a 24% equity stake in RL Securities, Inc. and an option to purchase the remaining 76% equity interest, pending NASD approval of the transaction. The parties also agreed that RL Securities, Inc. would change its name to FutureVest Securities
(USA), Inc. and would operate as the Company's online brokerage, underwriting and investment banking services unit.

FutureVest.com believes that a significant portion of the income derived from its Bahamas-based operations will not be subject to tax by any of the following:
(1) The Commonwealth of the Bahamas, which currently does not have a corporate income tax or capital gains; (2) select countries in which the company conducts activities or in which customers of the company are located. The company bases this belief upon the anticipated nature and conduct of its business, which may change, and its understanding of its position under the tax laws of the various countries in which it has assets or conducts activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in laws, which may have retroactive effect. The company cannot predict the amount of tax to which it may become subjected to and cannot be certain that any of these factors would not have a material adverse effect on its business, financial condition and results of operations. Although the company will enjoy the benefit of a favorable tax code in the Bahamas, the company's operating subsidiaries will abide by, and be subject to all international tax codes and regulations in which they are conducting business.

FutureVest.com will operate as a Bahamas-based company with business dealings conducted on a global basis. The company anticipates any and all company-initiated mergers will qualify as a tax-free reorganization for United States federal income tax purposes. In general, the shareholders of acquired companies will not recognize any gain or loss on the exchange of common stock with the company, except to the extent they receive cash instead of fractional shares or otherwise as merger considerations. There will be no Bahamian tax of any kind payable in respect to the exchange of shares in the company's merger transactions. In the future, FutureVest.com will urge all shareholders-of-record in transactions related to this matter to consult their own tax advisors to discuss the tax consequences of any merger and or related transaction.

COMPANY PORTFOLIO COMPANIES

As discussed above, the Company currently owns equity positions in several Portfolio Companies: (1) SolutionNet International, Inc. is dedicated to the development and marketing of proprietary, multi-application Internet Gateway Information Technology (IT) solutions; (2) USLab.com, Inc. focuses on the incubation and development of Internet companies that are "spun-out" once they become mature and independent companies; (3) Tril-MediaNet.com, Inc. is a developmental stage company that plans to operate in the newly emerging field of "Intertainment"; (4) Janus International, Inc.'s objective is to focus on projects relevant to the real estate and resort development industry; (5) TheMovieSource.com, Inc., is an Internet e-commerce portal concerned with the sale and distribution of filmed entertainment and music over the Internet; and
(6) ProTerra, Inc. is a dormant holding company that currently owns a United States patent for controlled environment vaults, issued on October 11, 1988.

Investment Criteria

3wVentures.com's operating strategy is to integrate our Portfolio Companies into a collaborative network that will leverage the collective knowledge and resources. Since our goal is to hold our Portfolio Company interests for the long-term, the Company plans to use these collective resources to actively develop the business strategies, operations and management teams of our Portfolio Companies. Company resources include the experience, industry relationships and specific expertise of its management team, its portfolio companies and its Advisory Board.

The Company will use the following investment strategies: 1. to create or identify companies with the potential to become industry leaders; 2. to acquire significant interests in portfolio companies and incorporate them into a collaborative network; 3. to provide strategic guidance and operational support to portfolio companies; and 4. to promote collaboration among portfolio companies.

3wVentures.com's expertise in the Internet-related market will allow it to build and identify companies that are positioned to succeed. When we evaluate whether to enter a market by building a company or acquiring an interest in an existing company, we will weight the following industry and portfolio company factors:
(a) Inefficiency. We will consider whether the industry suffers from inefficiencies that may be alleviated through e-commerce. We will also consider the relative amount of inefficiency, as more inefficient industries present greater profit potential; (b) Competition. We will evaluate the amount of competition that a potential Portfolio Company faces from e-commerce and traditional businesses; (c) Market Maker Profit Potential. When evaluating market makers, we will consider the number and dollar value of transactions in the industry. In the multi-billion dollar industries that it targets, companies that exhibit even incremental efficiency improvements present significant profit potential; (d) Centralized Information Sources. When evaluating market makers, we will consider whether the industry has existing product catalogs, trade journals and other centralized sources of information regarding products, prices, customers and other factors. The availability of this information makes it easier for a market maker to facilitate communication and transactions. As a rule, we will generally avoid industries where such information is unavailable.
(e) Infrastructure Service Provider Profit Potential. When evaluating infrastructure service providers, the Company will examine the size of the market opportunity, the profit potential in serving the target market and whether the infrastructure service provider can provide assistance to its market maker portfolio companies.

Acquisition of Interests in Portfolio Companies

After identifying an attractive potential Portfolio Company, Web Capital Group, will either directly or through any one of its consolidated subsidiaries, negotiate the acquisition of a significant interest in the company. As a condition of an acquisition, the Company will require representation on the company's board of directors to ensure its ability to provide active guidance to the Portfolio Company. Acquisitions will be structured so as to allow Portfolio Company's management and key personnel to retain an equity stake in the company. As a result of our prior successes and experience, we believe we have the ability to complete acquisitions quickly and efficiently.

During negotiations with potential Portfolio Companies, we will emphasize the value of our collaborative network. The Company believes having a Portfolio Company network provides a genuine competitive advantage over other acquiring firms in successfully consummating transactions. The Company's Portfolio Companies, strategic investors and Advisory Board members assist in these discussions and assist in other stages of the acquisition process, including the initial evaluation of potential Portfolio Companies and due diligence.

Portfolio Company Criteria.

In evaluating prospective Portfolio Companies, we will take into consideration the following: (a) Industry Leader. We will research and negotiate with a company only if it believes that company has the products and skills to become a leader in its industry; (b) Management Quality. We will assess the overall quality and industry expertise of a potential Portfolio Company's management;
(c) Significant Ownership. We will consider whether the company will be able to obtain a significant position in and exert influence over a potential Portfolio Company; (d) Network Synergy. We will also consider the degree to which a potential Portfolio Company may contribute to the collaborative network and the benefits a company will reap from the network and operational resources; (e) Liquidity Events. We will consider the degree to which a potential portfolio can realize a "liquidity event." Management will look into and identify which channel the company can use to unlock the value of the company in question whether it is a public offering, merger or acquisition.

Support to Company Portfolio Companies

Key Strategic Relationships. The Company's management team, board members, and full time professional staff possess an extensive combination of managerial, financial, operational, and technological experience. They have extensive global business relationships in markets that represent major e-commerce opportunities. The Company intends to take full advantage of its executives and their contacts to provide its Portfolio Companies with quick access to technology, strategic relationships, transactions & personnel.

Merchant Banking. The Company provides both equity and debt capital, and assists with all phases of mergers and acquisition activity of behalf of its Portfolio Companies.

Global Marketing Assistance. The Company significantly increases its Portfolio Companies business opportunities through its network of global offices and extensive strategic relationships in both the commercial and governmental sector. The Company believes that its management team, full time professionals, and members of its board will assist its Portfolio Companies in identifying and capitalizing on business development and strategic partnership opportunities worldwide.

Community of Portfolio Companies. The Company has created a community of web-centric businesses that jointly develop and exchange ideas, technologies, products and services. The company will facilitate and encourage cooperation among its Portfolio Companies to cross-market their products and services where appropriate, which will increase brand recognition, penetration, and reduce marketing costs for each company. In addition, the company will encourage the exchange of best practices among Portfolio Companies in many areas, including business formation, human resources management, sales, marketing, and technology development. The Company may also develop or acquire companies that provide technical, marketing and developmental support to other Portfolio Companies. The Company believes its Portfolio Companies will enjoy enhanced visibility and cross-marketing opportunities through their collective affiliation with Web Capital Group.

Operational Support Services. The Company will provide its development stage Portfolio Companies with work space and related advisory services such as accounting, legal, marketing, public and governmental relations, advertising, human resources management and employee benefit plan development in both Southern California and Miami, Florida to achieve rapid product or service development, while minimizing the entrepreneurs' time, effort and related expenses associated with these areas.

Web Capital Group Brand. The Company will emphasize a web-centric focus. The Company intends to promote an entrepreneurial e-commerce intent by finding, supporting, and advising web-centric entrepreneurs. The Company believes that as it develops public awareness of its brand, it will be valuable to its Portfolio Companies, providing them with enhanced visibility and a strong network of strategic, technical and managerial support.


COMPANY DIVIDEND PROGRAM

We offer a unique way for our shareholders to participate directly in all strategic acquisitions and opportunities offered by the Company. The Company's dividend program was initially implemented in 1998 as the "Sara-IPO Dividend Program." This Dividend Program has evolved into the Web Capital Group President's List. The Dividend Program allows Company's shareholders to participate directly in each strategic acquisition, investment opportunity, or new Portfolio Company that our Company takes an equity interest. Shareholders will be able to take advantage of these additional investments, both through their equity position in the Company and through their individual investment portfolios. The program also allows the Company shareholders to take part and acquire equity interests in all current and secondary offerings done by the Company's current and future Portfolio Companies.

To date and over a period of two years (1998-1999), the Company has issued approximately over 19,421,326 shares of common stock to its shareholders pursuant to its Dividend Program.


COMPETITION

Web Capital Group may face competition with its shareholders and Portfolio Companies for Internet-related opportunities. Such competition, and the complications posed by the designated directors may deter companies from partnering with us and may limit our business opportunities. As competition for Internet products and services is intense and as the market for business to business (B2B) grows, the Company expects that competition will intensify. Barriers to entry are minimal, and competitors can offer products and services at a relatively low cost. Our Portfolio Companies will compete for a share of customers': purchasing budget for services, materials and supplies with other online providers and traditional distribution channels, dollars spent on consulting services with many established information systems and management consulting firms, advertising budget with online services and traditional off-line media such as print and trade associations.

In addition, some of the Company's Portfolio Companies may compete to attract and retain a critical mass of buyers and sellers. Several companies offer competitive solutions that will compete with one or more of our Portfolio Companies. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our Portfolio Companies' competitors may develop Internet products or services that are superior to, or have greater market acceptance than, the solutions offered by our Portfolio Companies. If our Portfolio Companies are unable to compete successfully against their competitors, our Portfolio Companies may fail. Many of our Portfolio Companies' competitors will have greater brand recognition and greater financial, marketing and other resources than our Portfolio Companies. This may place our Portfolio Companies at a disadvantage in responding to their competitors' pricing strategies, technological advances, advertising campaigns; strategic partnerships and other initiatives.

Our Company will also face competition from other capital providers including publicly-traded Internet companies, venture capital companies and large corporations. Many of these competitors have greater financial resources and brand name recognition than we do. These competitors may limit our opportunity to acquire interests in new Portfolio Companies. If we cannot acquire interests in attractive companies, our strategy to build a collaborative network of Portfolio Companies may not succeed.


RISK FACTORS

Consideration should be given to the risks described below before making an investment decision in Web Capital Group. The risks and uncertainties described below are not the only ones facing the Company and there may be additional risks that are not presently known or are currently deemed immaterial All of the following risks may impair the Company's business operations:

Future Capital Needs. The Company is financing its current operating expenses with proceeds from private placements of equity, short-term debt and shareholder loans. The Company intends to use proceeds from the sale of marketable securities of the Company's expanding Portfolio Companies to fund our business operations and future expansion plans. There is no guarantee that such funding may be sufficient in the future, and the Company may need to obtain funding from outside sources. The Company may also be required to take other actions which may lessen the value of its common stock, including borrowing money on terms that are not favorable to the Company.

Dependence on Continued Growth of the Internet and Internet Infrastracture. The Company's future success is highly dependent upon continued growth in the use of the Internet generally and, in particular, as a medium for advertising, marketing, services and commerce. Commercial use of the Internet is at an early stage of development, and market acceptance of the Internet as a medium for advertising, information services and commerce is subject to a high level of uncertainty. The relative effectiveness of the Internet as an advertising medium as compared to traditional advertising media, for example, has not been determined. Further, there can be no assurance that the required infrastructure to support future Internet user and traffic growth or complementary products or services necessary to make the Internet a viable commercial marketplace will be developed, or, if they are developed, that the Internet will become a viable commercial marketplace for products and services such as those offered by the Company. If commercial use of the Internet fails to continue to expand, the Company's business, results of operations and financial condition would be adversely affected.

Rapid Changes in Technology and Distribution Channels. Because the use of the Internet as a commercial medium is relatively recent and continues to evolve, the market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards, frequent new product and service introductions, shifting distribution channels, and changing customer demands. Accordingly, the Company's future success will depend on its ability to adapt to this rapidly evolving marketplace. There can be no assurance that the Company will be able to adequately adapt its products and services or to acquire new products and services that can compete successfully or that the Company will be able to establish and maintain effective distribution channels. Failure to maintain competitive product and service offerings and distribution channels would have an adverse affect on the Company's business, results of operations and financial condition. In addition, responding to these rapid technological changes could require substantial expenditures by the Company and there can be no assurance that such expenditures will yield a positive investment return.

Intense Competition. The market for Internet products and services is highly competitive and lacks significant barriers to entry. The Company expects competition to intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with the Company's products and services. There can be no assurance that the Company will be able to compete successfully or that competitive pressures, including possible downward pressure on the prices it charges for its products and services, will not adversely affect its business, results of operations and financial condition.

Dependence on Certain Key Employees. Web Capital Group's performance is significantly dependent on the performance of its executive officer, Garrett K. Krause. Mr. Krause's familiarity with the Internet industry makes him especially critical to Web Capital Group's success. In addition, the Company's success is dependent on its ability to attract, train, retain, motivate high quality personnel, especially for its management team. The loss of the service of Company's key employees, Mr. Krause especially, may harm its business. The Company's success also depends on its continuing ability to attract, train, retain, and motivate other highly qualified technical and managerial personnel. Competition for such personnel is very intense.

Growth of Management. It is expected that the Company's growth will place a significant strain on its managerial, operational and financial resources. As the number of the Company's Portfolio Companies grows, the Company may be required to manage multiple relationships with various customers, strategic partners and other third parties. These requirements will be exacerbated in the event of further growth of the Company or in the number of its strategic relationships or sponsorship arrangements. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Management will be able to achieve the rapid execution necessary to successfully offer its services and implement its business plan. The Company's future operating results will also depend on its ability to expand its marketing organization and expand its support organization commensurate with the growth of its business and the Internet. If the Company is unable to manage growth effectively, its business, results of operations and financial condition will be adversely affected.

Risks Associated with Brand Development. The Company believes that establishing and maintaining its brand names is a crucial aspect of its effort to continue to expand and attract Internet business and that the importance of brand recognition will increase in the future due to the growing number of Internet companies. Promotion and enhancement of the Company's brand names will depend largely on the Company's ability to provide consistently high-quality products and services, which cannot be assured. If consumers do not perceive the Company's existing products and services to be of high quality, or if the Company introduces new products and services or enters into new business ventures that are not favorably received by consumers, the value of the Company's brand names could be diminished.

Dependence on Third-Party Relationships. The Company expects that in the future it may become dependent on certain third-party relationships. These relationships will include arrangements relating to the creation of traffic on the Company's Web sites and resulting generation of advertising and commerce-related revenue. The termination of, or the failure of such Web sites to renew on reasonable terms, such relationships could have an adverse effect on the Company's business, results of operations and financial condition. In the future, the Company may also become dependent on other third-party relationships with advertisers, sponsors and partners. Most of the arrangements will probably not require minimum commitments to use the Company's services, are often not exclusive and are often short-term or may be terminated at the convenience of the other party. There can be no assurance that these third parties will not reassess their commitment to the Company at any time in the future, or that they will not develop their own competitive services or products. Further, there can be no assurance that the services of these companies will achieve market acceptance or commercial success and therefore there can be no assurance that the Company's existing relationships will result in sustained or successful business partnerships or significant revenues for the Company.

Computer Operations. The Company's operations are dependent in part upon its ability to protect its computer operating systems against physical damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. The Company's data centers are equipped with generator back up equipment, multiple fiber lines and other liquid and fire protection systems for protection in case of disaster. Despite the implementation of physical and network security measures by the Company, its servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of the Company's products and services which could have a material adverse effect on the Company's business, results of operations and financial condition.

Ownership of Company. As of January 1, 2000, Garrett K. Krause, the Company's Chairman, President, Chief Executive Officer and Director, controls approximately 65.58 % of Company's outstanding common stock and 100% of Company's outstanding preferred stock. Consequently, Mr. Krause has a significant influence over the Company on most matters, including the election of directors. The concentration of Web Company Group, Inc.'s share ownership may delay or prevent a change of control in the Company, impede a merger or consolidation or other transactions involving the Company.


YEAR 2000 COMPLIANCE

Many currently installed computer systems are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish the 21st century dates from the 20th century dates. Computer systems being used by many companies may have to be upgraded to comply with the Year 2000. We have completed a review of our internal computer systems, operations and products to determine the extent to which our business could be vulnerable to potential errors and failures as a result of the Year 2000 problem. The cost of this review was not significant. Based upon our review, we believe that our internal computer systems, operations and products are Year 2000 compliant and as a result, the Year 2000 problem will not have a material adverse effect on our business, plan of operations or financial results. Although we believe that our systems are fully Year 2000 compliant, we face the risk that suppliers of products and /or services or systems that we may purchase or use in our operations are not Year 2000 compliant. If third parties cannot provide us with products, services and systems that are Year 2000 compliant, our business, results of operations and financial condition could be affected.


SOURCES AND AVAILABILITY OF RAW MATERIALS

The Company does not utilize any specialized raw materials. All necessary required materials, if any, are readily available. The Company is not aware of any existing or future problem that will materially affect the source and availability of any materials which would be required by the Company.


DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

The Company is not dependent on one or a few major customers for its revenues. The Company relies on its wide-range of "In-house" Portfolio Companies to generate operating revenues and enhancement of Company's assets.

PROPRIETARY RIGHTS, PATENTS, TRADEMARKS

The Company's success and ability to compete will be dependent in part on the protection of its potential patents, trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop a service that are similar or superior to the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, the Company may rely on certain intellectual property licensed from third parties, and may be required to license additional products or services in the future, for use in the general operations of its business plan. The Company currently has no licenses for the use of any specific products. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results. Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require the Company to enter into costly royalty or licensing arrangements, to prevent further infringement which could have a material adverse effect on the Company's business, financial condition or operating results.


LICENSES, ROYALTY AGREEMENTS, LABOR CONTRACTS

The Company has not entered into any licensing, royalty agreements or labor contracts with any individuals or entities.


GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

Certain aspects of the Company's business, as that of its competitors and the financial services industry in general, are subject to stringent regulation by U.S. Federal and state regulatory agencies and securities exchanges and by various non-U.S. governmental agencies or regulatory bodies, securities exchanges, and central banks, each of which have been charged with the protection of the financial markets and the interests of those participating in those markets. These regulatory agencies in the United States include, among others, the Securities and Exchange Commission ("SEC"), and the National Association of Securities Dealers, Inc. (NASD). In other areas of the world, these regulators include The Financial Services Authority ("FSA"), The Securities and Futures Authority ("SFA"), among many others. Additional legislation and regulations and changes in rules promulgated by the SEC or other U.S. Federal and state governmental regulatory authorities and self-regulatory organizations and by non-U.S. governments and governmental regulatory agencies may directly affect the manner of operation and profitability of Web Capital Group.

The SEC, various banking regulators, the Financial Accounting Standards Board, and Congressional committees, among others, have launched a number of initiatives which have the effect of increasing regulation, and requiring greater disclosure, of financial instruments, including derivatives positions and activities.

The Company has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, the Company will be subject to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "1934 Act"), which regulates proxy solicitations. Section 14(a) requires all companies with securities registered pursuant to Section 12(g) thereof, to comply with the rules and regulations of the Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent will require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

The Company will also be required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Commission on a regular basis, and will be required to timely disclose certain events (e.g., changes in corporate control, acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business, and bankruptcy) in a Current Report on Form 8-K.

Management believes that it is in the Company's best interest to become subject to the periodic reporting requirements as set forth above, in order to provide a mechanism for the disclosure and publication of material information about the Company and its financial condition to its shareholders and the financial community. In the event that the Company's obligation to file periodic reports is suspended under the Securities Exchange Act, it is the intention of the Company to continue to voluntarily file period reports as if so required to do so.

Management expects that these reporting obligations will increase the Company's annual legal and accounting costs, but it is expected that revenue will be sufficient to meet these costs.


RESEARCH AND DEVELOPMENT

The Company has not incurred expenses associated with research and development.


COMPLIANCE WITH ENVIRONMENTAL LAWS

The Company is a venture banking firm with operations in the venture capital and financial industries, and thus does not come under any environmental regulations.


DEPENDENCE ON KEY PERSONNEL

The Company's performance depends substantially on the performance of its executive officers and key employees and on the ability to retain and motivate highly qualified personnel, especially the management. The Company does not have "key person" life insurance policies on any of its employees. The loss of the services of any of its executive officers or other key employees could impair the Company's finances or business prospects. The Company's future success also depends on its continuing ability to identify, hire, train, and retain other highly qualified technical and managerial personnel, especially software developers. Competition for such personnel is intense, and the Company may not be able to attract, assimilate, or retain other highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could impair the Company's finances or business prospects.

EMPLOYEES

As of January 1, 2000, the Company, including its two majority-owned subsidiaries (3wVentures.com, Inc. and FutureVest.com, Inc.) employs a total of 25 persons on a full-time basis. This number does not include employees currently employed by Company's Portfolio Companies. None of the Company's employees are represented by a labor union. The Company believes that its relations with its employees are good.


REPORTS TO SECURITY HOLDERS

The public may read and copy any materials this Company has filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by contacting the SEC at 1-800-SEC-0330. Alternatively, the public may obtain information on the Company by accessing the Company's website at www.webcapitalgroup.com.


ITEM 2 - FINANCIAL INFORMATION

SELECTIED FINANCIAL DATA

The following table contains selected financial data of the Company and is qualified by the more detailed financial statements and the notes thereto provided in this Registration Statement. The financial data as of and for the period ended June 30, 1999, have been derived from the Company's financial statements, which statements were audited by Clyde Bailey, Certified Public Accountant.

Fiscal 1999 Financial Highlights

The Company has set new records for revenues and net income for the fiscal year 1999, both with a strong balance sheet and quality equity portfolio holdings. As of June 30, 1999, the Company reported $18,947,432 in total assets, including $1,876,587 in cash and deposits, an increase of 2,635 % over 1998 total assets of $719,068.

Total Revenues                      $   1,947,472
Net Income                          $     509,366
Total Assets                        $  18,947,432
Total Liabilities                   $   9,103,296
Total Stockholders' Equity          $   9,844,136


MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Plan of Operations

The Company's plan of operations for the coming years, as discussed above, is to continue the implementation of its current business plan by acquiring and investing in companies, projects and technologies, providing necessary investment banking and venture capital services from initial financing and incubation to managerial and operational assistance, in moving its portfolio companies towards possible publicly-traded status. The Company's primary focus will be to assist in the growth of its two majority-owned subsidiaries, 3wVentures.com, Inc. and FutureVest.com, Inc.

A recent $9 million private placement will be used to fund the construction and initial operation of 3wVentures.com's SiliconLosAngeles.com 50,000 square foot Internet incubator facility. 3wVentures.com plans to finance, develop and manage the operations of up to 50 emerging-growth Internet companies and projects at this new facility. The Company will serve to provide a constant pipeline or "deal flow" of new companies through its continued program of acquisitions and investments.

Additionally, the Company will continue to fund and develop its FutureVest.com subsidiary, scheduled for launch on the World Wide Web the first quarter of calendar 2000. Currently, the Company is exploring additional acquisition/investment targets in the banking, insurance & trust, mutual & venture capital funds and mortgage & lending sectors to assimilate into FutureVest.com's envisioned suite of e-finance products and services. The Company intends to file applications for Initial Public Offerings of both 3wVentures.com and FutureVest.com during the course of calendar 2000.

Results of Operations

Net Earnings. For the period ending June 30,1999, the Company reported net earnings of $509,366 or $0.055 earnings per share and total revenues of $1,947,472, compared to net earnings of $364,675 or $0.049 earnings per share and total revenues of $ 907,135 for the period ended June 30, 1998 and a loss of ($112,200) or ($0.027) per share for the period ended June 30, 1997. Company's revenues are derived from services rendered to our Portfolio Companies, and include management, marketing, consulting, accounting, and legal services.

Cost of Revenues. For the period ended June 30, 1999, cost of revenues were $638,481, compared to $269,639, for the year ended 1998.

General and Administrative Expenses

Company's general and administrative costs consist primarily of employee compensation, outside services such as legal, accounting and consulting, and travel-related costs. Other expenses included costs to keep the Company in good corporate standing, fees to Transfer Agents, and minimal expenses for office and bank account administration. General and administrative expenses for the period ended June 30, 1999, were $ 544,799, compared to $149,099, for the year ended June 30, 1998, an increase of approximately 265%. The increase in expenses is due from hiring new employees, opening our main executive office in Miami and expenses associated with building our overall infrastructure.

Liquidity and Capital Expenditures

Liquidity

We have funded our operations primarily with proceeds from short-term and long-term loans totaling approximately $3,919,291, including a $1,781,525 long-term loan from the Company's President and CEO, Garrett K. Krause. Existing cash, cash equivalents and short-term investments, proceeds from a recent private placement and other internal sources of cash flow are expected to be sufficient to fund our cash requirements through the next 12 months, including commitments to new and existing Portfolio Companies and general operations requirements.

On January 13, 2000, the Company completed a private placement offering of 3,000,000 "restricted" shares of its common stock, at $3.00 a share and options to purchase 3,000,000 Company common stock, at an exercise price of $6.00, to purchase 3,000,000 shares of stock, resulting in $9,000,000 gross proceeds to the Company plus any proceeds from the options. The Company plans to use these proceeds to continue funding the development of 3wVentures.com, the Company's incubating unit, and to finance the global operations of FutureVest.com, the

Company's new e-finance division. A portion of the new capital will be allocated towards the development of SiliconLosAngeles.com, 3wVentures.com's 50,000 square foot technology building and also towards the building of additional high-tech Internet incubating facilities. The Company anticipates that new equity raised will provide sufficient capital to support Company's continuing developmental operations through fiscal year 2000, but there can be no assurance that this expectation will be fully realized.

The Company intends to raise additional funds from private placement offerings by Company's majority-owned subsidiaries and Portfolio Companies. Proceeds will be used by each company to fund its own operations as they each move toward launching their own initial public offerings. Web Capital Group will assist these companies in implementing their proposed operations over the next 12 months, as they grow independently under the Web Capital Group banner.

Any future equity financing could have a substantial dilution of the interests of current stockholders and any future debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operation matters. The Company believes that its existing capital resources together with ongoing fund raising efforts will be sufficient to meet its operating expenses and capital requirements. However, the Company's long-term capital requirements will depend upon many factors, including but not limited to, Company's ability to capitalize on the business opportunities associated with the Internet, the rate of market acceptance of Company's products and services as offered by Company's family of Portfolio Companies, the success of Initial Public Offerings, and other factors, many of which are beyond the Company's control.

Expenditures

The Company's expenditures consisted of $544,799 of general and administrative expenses and $638,481 for cost of revenues.


ITEM 3 - DESCRIPTION OF PROPERTY

Location of Principal Properties

The Company is sub-leasing a total of 2,200 square feet of office space, located at 501 Brickell Drive, Suite 203, Miami, Florida 33131. The current monthly rate is $3,401.85, and the lease expires in March 2000. The Company anticipates that it will negotiate to extend its Miami lease from 3 to 5 years. The Company is also leasing a total of 3,000 square feet of office space, located at 4344 Promenade Way, Suite 102P, Marina del Rey, California 90292. The current monthly rental rate is $5,750. The lease is a month-to-month tenancy.

Investment Policies

The Registrant does not have a policy of acquiring assets primarily for possible capital gain or for income. Moreover, the Registrant does not have a policy of making investments in real estate, real estate mortgages, and does not have securities of or interests in persons primarily engaged in real estate activities.

Description of Real Estate and Operating Data

The Registrant does not own any real estate properties and has no agreements to acquire any such properties at this time.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 1, 2000, the number and percentage of outstanding shares of common stock, $0.001 par value, which, according to the information supplied to the Company, were beneficially owned by (i) each current officer and director of the Company; (ii) each person or entity known to beneficially own more than 5% of the Company's Common Stock; and (iii) all directors and executive officers as a group. The Company has no other class of stock outstanding. The information is based on 10,308,482 shares of common stock and 200,000 shares of preferred stock issued and outstanding as of the date of this Registration. Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to all shares beneficially owned.


Title of Class    Name and Address                Number of Shares      Percent of all shares

Common            World Vest Holding Corp.(1)     3,500,000             34%
Stock             Hurrican Hole Plaza
                  Paradise Island
                  Nassau, Bahamas

Common            Garrett Krause Trust (2)        2,810,000             27.26%
Stock             2460 Matthew Road
                  Naoose Bay, B.C.
                  Canada, VOR 2RO

Common            FutureVest Net Fund I (3)         444,445             4.4%
Stock             Hurricane Hole Plaza
                  Paradise Island
                  Nassau Bahamas

Common            FutureVest Net Fund II (4)        555,555             5.4%
Stock             Hurricane Hole Plaza
                  Paradise Island
                  Nassau Bahamas

Preferred         Garrett K. Krause                 100,000             50%
Stock             (President, Director, CEO)
                  4344 Promenade Way
                  Suite 102P
                  Marina del Rey, CA 90292

Preferred         WorldVest Holding Corp (1)        100,000             50%
Stock             Hurrican Hole Plaza
                  Paradise Island
                  Nassau, Bahamas

Common            All officers and directors      6,760,000             65.6%
Stock             as a group (Garrett K. Krause,
                  President, CEO, Director)

Preferred         All officers and directors        200,000             100%
Stock             as a group (Garrett K. Krause,
                  President, CEO, Director)

(1) WorldVest Holding Corporation is controlled by Garrett K. Krause.
(2) Garrett Krause Trust is controlled by Garrett K.Krause.
(3)(4) FutureVest Net Fund I and FutureVest Net Fund II are both Managed Funds managed by Sean Krause, brother of Garrett K. Krause.

Note - Garrett K. Krause controls a total of 6,760,000 shares (or 65.6%) of Company's common stock and 200,000 shares (or 100%) of Company's preferred stock.

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. None of the foregoing has any right to acquire other or additional shares of the Company. Moreover, there is no existing arrangement that may result in a change of control of the Company.


ITEM 5 - DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the executive officers and directors of the Company, the principal offices and positions with the Company held by each person and the date such person became an executive officer or a director of the Company. The executive officers of the Company are elected annually by the Board of Directors and serve at the discretion of the Board of Directors. The directors serve one-year terms and until their successors are elected.


                                     Directors and Executive Officers

Name                       Age         Position(s)                                 Held Since

Garrett K. Krause          33          Chairman, Chief Executive Officer,          November 1996
                                       President and Director

Kristen  R. Corri          37          Vice-President and Director                 January 1, 2000

Garrett K. Krause has been the Chairman, CEO, Chairman and Director of the Company since November 1996. Mr. Krause founded the Company in 1996, with the goal of acquiring and investing in companies, new technologies and projects, that when fully-developed, would be "spun-off" as NASDAQ publicly traded companies. Mr. Krause studied finance at the University of Calgary, Canada. He began his business career in 1986 by developing a Point of Sale/Inventory Control Software company. Within two years and after reaching sales in excess of $3 million, he sold the company to a large competitor. Mr. Krause has an extensive background in the investment banking industry: specializing in taking small emerging-growth companies public, mergers and acquisitions, in addition to corporate mergers and joint ventures. Over the years, Mr. Krause has honed his public relations' skills with brokers and investors alike, making him both an able, no-nonsense negotiator and an approachable leader. His successful track record in the mergers and acquisitions, developmental and managerial support arenas of public and private companies provides the Company with an invaluable asset.

Kristen R. Corri has been the Vice President and Director of the Company since January 1, 2000. Currently, Ms. Corri's focus is on the Company's finance operating divisions, including those of FutureVest.com (USA), Inc. Ms. Corri's responsibilities include the implementation of Company's marketing strategy as well as overseeing a staff of Broker-Relations specialists in their daily interaction with brokerage firms throughout the United States. Prior to working with the Company, Ms. Corri served as the Vice President of Sales & Marketing and Partner with S&C Food Distribution, from 1990 to 1997. While under her direct supervision, the company expanded its product line to approximately 3,000 items, 12 delivery vehicles and 4,000 customers. She also was responsible for formatting the company's business plan to meet its growth rate, which recognized annual revenues increase to over $17 million in 1996 from $1.5 million in 1990. The company was eventually sold for 10 times earnings. From 1997 to 1999, Ms. Corri served as President and Broker-Consultant for Hannson & Associates LLC, where she represented 38 manufacturers and maintained a client list of some 400 companies. Her duties included domestic and international product negotiation, marketing development for clients ranging from major supermarket chains to retail chains, including Starbuck's Coffee. She also created "store within a store" programming in concentrating and maximizing within several leading retail chains including Nordstrom, Bloomingdale's, Old Navy/Gap and Williams-Sonoma. Ms. Corri's educational background includes a B.S. in Business Administration from the University of California at Los Angeles.

Compensation of Directors

Directors of the Company currently are receiving no compensation for their services in those capacities.

Family Relationships

Sean Krause is Garrett K. Krause's brother and is the beneficial owner of 100,000 shares of Company's common stock. Sean Krause is the Manager of a total of 1,350,000 (or 13.1%) of Company's shares of common stock through the following entities: Sean Krause Trust, Krause Family Trust, FutureVest Net Fund I and FutureVest Net Fund II. There are no other family relationships between any of the directors and executive officers of the Company and any person beneficially owning or controlling more than 5% of its outstanding shares.

Legal Proceedings

The Company currently is not a party to any material litigation and to the knowledge of this Company, no present or former director, executive officer or person nominated to become a director or executive of the Company has ever:

(a) filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer at the time of the bankruptcy or within two years prior to that time;
(b) had any conviction in a criminal proceeding or is being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
(c) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities; or
(d) been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


ITEM 6 - EXECUTIVE COMPENSATION

Summary Compensation Table

The Summary Compensation Table lists certain compensation information for services rendered by executive officers while serving in all capacities for the period ended this date. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. All listed executive officers have not received any stock options or similar incentive plans.


                              SUMMARY COMPENSATION TABLE

                           Annual Compensation
                           -------------------


Name                    Year       Salary         Bonus             Other Annual Compensation
And Principal
Position(s)

Garrett K. Krause       1999     $240,000         $250,000          1,000,000 shares common stock
President, Chief
Executive Officer,
Chairman of the
Board

Kristen R. Corri        1999     $76,000          n/a               n/a
Vice-President
Director

(1) The President of the Company, Garrett K. Krause was issued a total of 2,000,000 "restricted" shares of common stock, restricted under Rule 144, during 1997 and 1999. 1,000,000 of the shares were issued as bonus compensation in connection with services performed during 1997 and the other 1,000,000 shares were issued as bonus compensation in connection with services performed during 1998, pursuant to an Executive Employment Agreement dated November 27, 1996. An additional 1,000,000 shares will be issued during the year 2000, pursuant to his 1996 employment agreement.

--------------------------------------------------------------------------------

                           Long-Term Compensation
                           ----------------------

Name                       Restricted                Payouts
And Principal              Stock Awards
Position(s)

Garrett K. Krause          n/a                       n/a
President, Chief
Executive Officer,
Chairman of the
Board

Kristen R. Corri           n/a                       n/a
Vice-President
Director

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has made several issuances of stock to its President and CEO, Garrett K. Krause, or entities controlled by him. During 1997 and 1999, the Company issued 1,000,000 and 1,000,000 "restricted" shares of common stock, respectively, to Mr. Krause as bonus compensation for services rendered in managing the Company during 1997 and 1998. In November 1996, the Company issued 100,000 shares of its preferred stock, restricted under Rule 144, to Mr. Krause, pursuant to share exchange agreements entered into in November 1996, and 100,000 "restricted" shares of preferred stock, to WorldVest Corporation, a corporation that is 100% controlled by Garrett K. Krause, pursuant to share exchange agreements dated November 27, 1996.


ITEM 8 - LEGAL PROCEEDINGS

The Company may from time to time be involved in various claims, lawsuits, and disputes with third parties, or actions incidental to the operation of its business. Currently, there is no litigation pending or threatened by or against the Company.


ITEM 9 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the National Daily Quotation Service and the NASD Bulletin Board. The quotations reflect prices in the over-the-counter market between dealers in securities and do not include retail mark-up, markdown or commission and do not necessarily represent actual transactions. The Company's Common Stock was quoted under the symbol "SARH" from 1995 through 1997. Beginning on October 31, 1997, the stock was quoted under the symbol "SHAL," and on December 21, 1999, the stock began being quoted under the symbol "WBCG."

Symbol            Calendar Quarter Ending          Closing Bid      Closing Ask

SHAL              March 31, 1998                   1 3/16           1 1/2
SHAL              June 30, 1998                    3 7/16           3 1/2
SHAL              September 30, 1998               2 3/16           2.2812
SHAL              December 31, 1998                3.2187           3 3/8
SHAL              March 31, 1999                   7 3/4            8 5/16
SHAL              June 30, 1999                    5 3/4            6 3/4
SHAL              September 30, 1999               4 1/4            4 11/16
WBCG              December 31, 1999                3 1/2            3 3/4

This form is being filed with the Securities and Exchange Commission (the "SEC") in order to become a reporting company under the Exchange Act of 1934 and to maintain the Company's quotation on the OTC Bulletin Board in compliance with National Association of Securities Dealers, Inc. (NASD) Rules 6530 and 6540. Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ Over-the-Counter Bulletin Board ("OTCBB"). Pursuant to the Rule, issuers who are not current with such filing are subject to having the quotation of their securities removed from the OTCBB pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4, 1999. Such issuers may thereafter quote their Common Stock on the National Quotation Bureaus "Pink Sheets" (the "Pink Sheets"). Therefore, pursuant to the phase-in schedule, the Company is subject to having the quotation of its securities removed from the OTCBB on April 5, 2000 until the Company becomes compliant with the Rule. One month prior to having the quotation of their securities removed from the OTCBB, non-complying issuers will have their trading symbol appended with an "E".

The Company is not currently in compliance with the Rule, and in the past, has not made filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934. The Company has filed this Registration Statement on Form 10 in order to become a "reporting" company and therefore comply with the Rule. However, the Company will remain subject to having quotation of its securities removed from the OTCBB on March 31, 2000 and trading of its securities thereafter on the Pink Sheets, until such time as the Securities and Exchange Commission (the "SEC") has reviewed the Company's Form 10 and has stated that it has no further comments. Should the SEC fail to clear all comments prior to March 31, 2000, quotation of the Company's securities will be removed from the OTCBB and thereafter traded on the Pink Sheets until such time as the SEC clears this Registration Statement. Once the Company has complied with the Rule, it will be once again become eligible for listing on the OTCBB and will seek to be reinstated on the OTCBB or other appropriate exchange.

Number of Shareholders

Currently, the numbers of holders of record of the Common Stock of the Company is 289.

Dividend Policy

The Company's Bylaws govern the issuance of dividends and such issuance is within the discretion of the Board of Directors. Our Company offers a unique way for our shareholders to participate directly in all strategic acquisitions by the Company. The Company's dividend program, the President's List, (formerly "Sara-IPO Dividend Program) was initially started during 1998. This program allows the Company's shareholders to participate directly in each strategic acquisition that the Company takes part in, both through their individual portfolios as well as through their equity positions in the Company. The program also allows the Company shareholders to take part and acquire equity interests in all offerings done by the Company's current and future Portfolio Companies.

To date, the Company issued the following stock dividends to the shareholders of the Company:

1.On April 15, 1998, the Company issued a 1-for-1 stock dividend of shares of Janus International, Inc., representing approximately 8,227,318 shares of common stock, restricted under Rule 144, pursuant to a stock purchase agreement between Triumph Foods International, Inc., (currently, Janus International, Inc.) and shareholders of X-SELNET Technology Group, Inc., dated November 6, 1998.

2. On September 26, 1998, the Company issued a 1-for-3 stock dividend of shares of USLab.com, Inc., representing approximately 2,759,300 shares of common stock, restricted under Rule 144, pursuant to Company's Dividend Program. (In 1999, X-Selnet Technology Group ("X-Selnet") was merged into USLab.com, Inc., pursuant to a share-exchange agreement. Consequently, the shares issued by X-Selnet are treated as having been issued by USLab.com, Inc.)

3. On January 8, 1999, the Company issued a 1-for-5 stock dividend of shares of Tril-MediaNet.com, Inc., representing approximately 1,959,013 shares of common stock, restricted under Rule 144.

4. In February 1999, the Company issued a 1-for-10 stock dividend of shares of SolutionNet International, Inc., representing approximately 1,059,583 shares of common stock, restricted under Rule 144, pursuant to a share-exchange agreement entered into between the Company and SolutionNet, dated April 2, 1999.

5. In April 1999, the Company issued a 1-for-10 stock dividend of shares of USLab.com, representing approximately 1,283,567 shares of common stock, restricted under Rule 144, pursuant to a share-exchange agreement between USLab.com and X-Selnet Technology Group, Inc.

6. On May 26, 1999, the Company issued a 1-for-4 stock dividend of shares of SaraOnline.com, (renamed 3wVentures.com, Inc.), representing approximately 2,526,317 shares of common stock, restricted under Rule 144.

7. On January 5, 2000, the Company issued a 1-for-5 stock dividend of shares of FutureVest.com, (USA) Inc., representing approximately 2,061,696 shares of common stock, restricted under Rule 144.

To date, the Company has issued approximately 19,359,630 shares of common stock to its shareholders, pursuant to its Dividend Program.


ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES

In November 1996, the Company issued 6,500,000 shares of its common stock, 100,000 Class B shares of preferred stock (pre-preferred stock conversion), and 100,000 class C shares of preferred stock (pre-preferred stock conversion), exempt pursuant to section 4(2) of the Securities Act of 1933, in connection with five separate share exchange agreements dated November 1, 1996.

In October 1997, the Company issued 50,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to an individual, in settlement of prior debt of $50,000 and 20,700 shares of "restricted" common stock, to certain individuals, in consideration for certain consultation services valued at $20,700. Each issuance was exempt under section 4(2) of the Securities Act of 1933.

In November 1997, the Company issued 1,000,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Garrett K. Krause, the Company's President and CEO, as bonus compensation valued at $1,000,000. The issuance was made pursuant to an Executive Employment Agreement dated November 27, 1996 and was exempt under section 4(2) of the Securities Act of 1933.

In March 1998, the Company issued 899,999 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to certain individuals, in settlement of prior debt of $674,999 and 529,622 shares of "restricted" common stock to certain individuals, as consideration for consultation and public relations services. Each issuance was exempt under section 4(2) of the Securities Act of 1933.

In May 1998, the Company issued 8,600 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to certain individuals, in settlement of prior debt, valued at $.75 per share and 5,251 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to certain individuals, in consideration for consultation services rendered. Each issuance was exempt pursuant to section 4(2) of the Securities Act of 1933.

In March 1999, the Company issued 5,166 of "restricted" common stock to certain individuals, as consideration for consultation and public relations services. The issuance was exempt under section 4(2) of the Securities Act of 1933.

In June 1999, the Company issued 1,000,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Garrett
K. Krause, the Company's President and CEO as bonus compensation valued at $1,000,000. The issuance was made pursuant to an Executive Employment Agreement dated November 27, 1996 and was exempt pursuant to section 4(2) of the Securities Act of 1933.

On January 13, 2000, the Company completed a private placement offering of 3,000,000 shares of its common stock at an offering price of $3.00 per share, and options to purchase 3,000,000 shares of its common stock, with an exercise price of $6.00 per share, to 3 "accredited" investors, resulting in $9,000,000 in gross proceeds to the Company and proceeds from options. The offering was made pursuant to exemptions offered under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933.


ITEM 11 - DESCRIPTION OF SECURITIES

Common Stock

The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, $0.001 par value per shares, of which 10,308,482 were outstanding as of January 1, 2000. Holders of shares of Common Stock are entitled to one vote on each matter submitted to a vote of shareholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors, in its discretion, from funds legally available therefore. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the existing stockholders may be diluted. Holders of common stock do not have any preemptive or preferential rights to acquire any shares or securities of the Company, including shares or securities held in the treasury of the Company. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights or purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of Preferred Stock, $0.001 par value, of which 200,000 shares were issued and outstanding as of January 1, 2000. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. Dividends in cash, property or shares shall be paid upon the Preferred Stock for any year on a cumulative or non-cumulative basis as determined by a resolution of the Board of Directors prior to the issuance of such Preferred Stock, to the extent earned surplus for each such year is available, in an amount as determined by resolution by the Board of Directors prior to the issuance of such Preferred Stock. No other dividend shall be paid on the Preferred Stock.

The Preferred Stock may be redeemed in whole or in part as determined by a resolution of the Board of Directors prior to the issuance of such Preferred Stock, upon prior notice to the holders of record of the Preferred Stock, published, mailed and given in such manner and form and on such terms and conditions as may be prescribed by the Bylaws or by resolution of the Board of Directors, by payment in cash or Common Stock for each share of the Preferred Stock to be redeemed, as determined by resolution of the Board of Directors prior to the issuance of such Preferred Stock. Common Stock used to redeem Preferred Stock shall be valued as determined by a resolution of the Board of Directors prior to the issuance of such Preferred Stock. Any rights to or arising from fractional shares shall be treated as rights to or arising from one share. No such purchase or retirement shall be made if the capital of the Company would be impaired thereby.

Holders of shares of Preferred Stock may convert each share of Preferred Stock into shares of Common Stock at the rate of one (1) share of Preferred Stock to ten (10) shares of Common Stock.

Debt Securities

The Registrant does not have any debt securities and the Registrant does not anticipate or intend to register any other securities at this time.

Transfer Agent

The transfer agent is Securities Transfer Corporation, 16910 Dallas Pkwy, Suite 100, Dallas, Texas 75248, Telephone (972) 447-9890.

Shares Eligible for Resale

Of the 10,308,482 presently issued and outstanding shares of common stock, 8,608,482 are "restricted" securities as that term is defined under the Securities Act (the "Act") of 1933. Said shares may be resold pursuant to the provisions of Rule 144 under the Act or other exemptions, as described below.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of
(i) the average weekly trading volumes in the Company's Common Stock during the four calendar weeks preceding such sale or (ii) 1 % of the shares of Common Stock then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.


ITEM 12 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws and section 78,751 of the Nevada Revised Statutes for indemnification of the Company's Officers and Directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.


ITEM 13 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the Consolidated Financial Statements, together with the notes thereto and the reports thereon appearing on pages F-1 through F-7 of this Form 10.

ITEM 14 - CHANGES IN ACCOUNTANTS

The Company has utilized the services of Clyde Bailey, Certified Public Accountant as its principal accountant to audit the Company's financial statements since 1996. The Company intends to continue using the services of Mr. Bailey in the future in conducting the audits of its financial statements. There have been no disagreements between any of the above-mentioned accountants of the type required to be reported under item 14 since the date of their engagement.


ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS

a) INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements for the periods ended
June 30, 1999, June 30, 1998, and June 30, 1997     .........................F-1

b) INDEX TO EXHIBITS

EXHIBIT NUMBER

2.1      Agreement of Merger dated December 22, 1999.

2.2      Joint Venture and Exchange Agreement dated September 22, 1999.

2.3      Share-Exchange Agreement dated July 1, 1999.

3.1 Articles of Incorporation of Web Capital Group, Inc., a Nevada corporation, filed with the State of Nevada on December 8, 1999.

3.2      Bylaws of the Company adopted on December 5, 1999.

10.1 Sub-lease by and between Sara Hallitex Corporation and Nason & Nason, Inc., relating to property located at 501 Brickell Key Drive, Miami, Florida 33131.

10.2 Lease by and between Sara Hallitex Corporation and Marina City Club Towers, relating to property located at 4344 Promenade Way, Suite 102P, Marina del Rey, CA 90292

10.3 Executive Employment Agreement between the Company and Garrett K. Krause, dated November 26, 1997.

10.4 Executive Employment Agreement between the Company and Kristen R. Corri, dated January 1, 2000.

11.1     Statement regarding computation of Per-Share Earnings

21.1     Subsidiaries of Registrant

27.1     Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            WEB CAPITAL GROUP, INC.


Date: January 21, 2000                      By: /S/ Garrett K. Krause
                                                --------------------------------
                                                Garrett K. Krause, President

                                       F-1
                             Web Capital Group, Inc.
                 Audited Financial Statements For Periods Ended
                 June 30, 1999, June 30, 1998, and June 30, 1997


Table of Contents
1)       Report of Independent Certified Public Accountant             F-2
2)       Balance Sheet - Assets                                        F-3
3)       Balance Sheet - Liabilities and Stockholder's Equity F-4
4)       Statement of Operations                                       F-5
5)       Statement of Cash Flows                                       F-6
6)       Statement of Changes in Stockholders' Equity                  F-7
7)       Notes to Financial Statement                                  F-8

              F-2 Report Of Independent Certified Public Accountant



Board of Directors
Web Capital Group, Inc.
(formerly Sara Hallitex Corporation)


REPORT OF INDEPENDENT PUBLIC ACCOUNTANT
---------------------------------------

I have audited the accompanying balance sheet of Web Capital Group (formerly Sara Hallitex Corporation "Company") as of June 30, 1999 and 1998 and the related statement of income and expenses, statement of changes in stockholders' equity, and the statement of cash flows for the years ended June 30, 1999, 1998, and 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1999, 1998 and 1997 and the results of its operations for the years then ended in conformity with generally accepted accounting principles.



                                Clyde Bailey P.C.


San Antonio, Texas
January 12, 2000


                                       F-3
                             Web Capital Group, Inc.
                      (formerly Sara Hallitex Corporation)
                                  Balance Sheet
                          As of June 30, 1999 and 1998
                                     Assets

CURRENT ASSETS                                                       1999                      1998
--------------                                                       ----                      ----
Cash                                                                  1,876,587                   19,832
Accounts Receivable                                                   1,961,367                        -
Notes Receivable                                                        416,082                      515
Inventory                                                                     -                        -
                                                                  --------------           --------------

                    TOTAL CURRENT ASSETS                              4,254,036                   20,347

Investments                                                          14,542,004                  680,592

FIXED ASSETS
------------
Office Equipment                                                        144,222                   15,379
Vehicle                                                                  40,450                        -
LEASEHOLD IMPROVEMENTS                                                    1,129                        -
Less: Allowance for Depreciation                                        (37,159)                       -
                                                                  --------------           --------------
                                                                        148,642                   15,379

OTHER ASSETS
------------
Deposits                                                                  2,750                    2,750
Organization Costs, net                                                       0                        0
-----------------------
DEFERRED TAX CREDIT                                                           -                        -
                                                                  --------------           --------------
                                                                          2,750                     2750
                                                                  --------------           --------------
Total Assets                                                      $  18,947,432            $     719,068
                                                                  ==============           ==============

                                       F-4
                             Web Capital Group, Inc.
                         (Formerly Sara Hallitex Corp.)
                                  Balance Sheet
                         As of June 30, 1999, 1998, 1997
                       Liabilities and Stockholders Equity


CURRENT LIABILITIES                                                     1999                     1998
-------------------                                                     ----                     ----
Accounts Payable                                                         14,981                     2,260
Accrued Interest                                                              -                         -
Notes Payable, Current Portion                                        3,605,737                    27,858
Federal Income Tax Payable                                              361,572                    97,006
Federal Income Tax Payable-Comprehensive Income                       4,802,467                         -
                   ACCRUED EXPENSES                                       4,985                         -
                                                                  --------------            --------------
                             Total Current Liabilities                8,789,742                   127,124


NON CURRENT LIABILITIES
-----------------------
Note Payable                                                          3,919,291                   608,497
LESS PORTION SHOWN AS CURRENT                                        (3,605,737)                  (27,858)
                                                                  --------------            --------------
                                                                        313,554                   580,639
                                                                  --------------            --------------

                  TOTAL LIABILITIES                                   9,103,296                   707,763

Commitments and Contingencies                                                 -                         -

STOCKHOLDER'S EQUITY
--------------------
Preferred Stock, 10,000,000 shares authorized
---------------------------------------------
$.001 par value, 200,000 Shares issued and
outstanding.                                                                200                       200
COMMON STOCK, 50,000,000 SHARES AUTHORIZED
$.001 par value, 10,308,482 and 9,303,316
Shares issued and outstanding                                            10,308                     9,303
Accumulated other comprehensive income (loss)                         9,322,460                         0
Paid in Surplus                                                         825,000                   825,000
Retained Earnings                                                      (313,832)                 (823,198)
                                                                  --------------            --------------
                                                                      9,844,136                    11,305

Total Liabilities and Stockholder Equity                          $  18,947,432             $     719,068
                                                                  ==============            ==============


                                                     F-5
                                            Web Capital Group, Inc.
                                         (Formerly Sara Hallitex Corp.)
                                            Statement of Operations
                            For the Twelve Month Period Ended June 30, 1999, 1998, 1997


REVENUE                                                               1999              1998               1997
-------                                                               ----              ----               ----
Revenue                                                             1,940,000           907,135                  -
Other Revenue                                                           7,472                 -                  -
                                                                  ------------      ------------       ------------
                     Total Revenues                                 1,947,472           907,135                  -
                                                                  ------------      ------------       ------------

                      COST OF REVENUES
                      ----------------
PURCHASES AND OUTSIDE ORDERS                                          410,059           282,544            100,000
OTHER COST OF REVENUES                                                288,422            14,095                  -
                                                                  ------------      ------------       ------------

                      Total Cost of Revenues                          638,481           296,639            100,000
                      Gross Profit                                  1,308,991           610,496           (100,000)

GENERAL AND ADMINISTRATIVE EXPENSES
Interest                                                                  975             2,050                  -
DEPRECIATION AND AMORTIZATION                                          37,160                 -                  -
Professional Fee's                                                    170,316           103,895             70,000
Rent                                                                   75,162             8,250                  -
Supplies                                                               14,922             4,643                  -
Telephone                                                              45,162             4,729                  -
TRAVEL                                                                 93,120            18,421                  -
------
OTHER EXPENSES                                                        107,982             7,111                  -
                                                                  ------------      ------------       ------------
          Total General and Administrative
          Expenses                                                    544,799           149,099             70,000

Income (Loss) from Continuing Operations
Before other income and expenses and income taxes                     764,192           461,397           (170,000)
OTHER INCOME
------------
Sale of Assets                                                              -                 -                  -
Interest Income                                                         7,574               284                  -

  Total Other Income                                                    7,574               284                  -
          Net Income (Loss) Before Income Taxes                       771,766           461,681           (170,000)
                                                                  ------------      ------------       ------------

Income Tax (Expense) Benefit                                         (262,400)          (97,006)            57,800
                                                                  ------------      ------------       ------------
         Provision for Income Taxes                                  (262,400)          (97,006)            57,800
         Net Income (Loss)                                            509,366           364,675           (112,200)
                                                                  ------------      ------------       ------------

         Net Income (Loss) Per Share                                    0.055              .049              (.027)

         Weighted Average Number of Shares Outstanding.             9,303,316         7,453,540          4,080,200

                                                     F-6
                                            Web Capital Group Inc.
                                         (Formerly Sara Hallitex Corp.)
                                            Statement of Cash Flows
                              For the Twelve Month Period Ended June 30, 1999, 1998, 1997

Cash Flows from Operating Activities                              1999             1998            1997
                                                                  ----             ----            ----
Net Income (Loss)                                                509,366           364,675         (112,200)
      Adjustments to Reconcile Excess
          Contributions to Cash
Provided from Operations:
Depreciation                                                      37,159                 -                -
Federal Income Tax Payable-                                    4,802,467                 -                -
Accounts Receivable                                           (1,961,367)                -                -
                 COMPREHENSIVE INCOME                          9,322,435                 -                -
ACCOUNTS PAYABLE                                                  13,751           (97,740)         100,000
Other Assets                                                           -            (2,750)               -
Notes Receivable                                                (415,567)             (515)               -
Deferred Tax Credit                                                    -           (57,800)         (57,800)
Federal Income Tax Payable                                       262,400            97,006                -
Accrued Expenses                                                   4,985                 -                -
                                                             ------------      ------------     ------------

                   Total Adjustments                          12,066,263            53,801           42,200

NET CASH USED IN OPERATING ACTIVITIES                         12,575,629           418,476          (70,000)

Cash Flows from Investing Activities
             Investments                                     (13,859,246)          202,208                -
             Fixed Assets                                       (170,422)          (15,379)               -
                                                             ------------      ------------     ------------


Net Cash Used in Investing Activities                        (14,029,668)          186,829                -

CASH FLOW FROM FINANCING ACTIVITIES
-----------------------------------
            INCREASE IN LONG TERM DEBT                         3,310,794           379,462           70,000
            Extinguishments of Long Term Debts                         0          (907,135)               -
            Paid -in- Capital                                          0                 -                -
                                                             ------------      ------------     ------------
Net Cash Used in Financing Activity                            3,310,794          (527,673)          70,000
NET INCREASE (DECREASE) IN CASH                                1,856,755             9,832                -
Cash Balance, Begin of Period                                     19,832                 -                -
Cash Balance, End of Period                                   $1,876,587            19,832                -
                                                             ============      ============     ============


                                                           F-7
                                                 Web Capital Group, Inc.
                                             (Formerly Sara Hallitex Corp.)
                                            Statement of Stockholders Equity

                                                                           Common               Accumulated
                                                           Preferred       Shares                  Other
                             Preferred       Common        Shares Par        Par      Paid in   Comprehensive   Retained
                               Shares        Shares           Value         Value     Capital   Income (Loss)   Earnings    Total
                           ------------- -------------- ---------------- ---------- ---------- -------------- ----------- ----------
Balance July 1, 1997            200,000      6,769,344              200      6,769    825,000                 (1,187,873)  (355,904)

Stock Issuance                               2,533,972                       2,534          -                                 2,354
Net Income (loss)                                                                                                304,709    364,675
                           ------------- -------------- ---------------- ---------- ---------- -------------- ----------- ----------

Balance June 30, 1998           200,000      9,303,316              200      9,303    825,000                   (883,164)    11,305

COMPREHENSIVE INCOME (LOSS)
Net income (Loss)                                                                                                509,366    509,366
 Unrealized gain (Loss) on
         Securities                                                                                9,322,460              9,322,460
                                                                                                                          ----------

Total Comprehensive Income                                                                                                9,831,826
Stock Issuance                        -      1,005,166                -      1,005          -                                 1,005
                           ------------- -------------- ---------------- ---------- ---------- -------------- ----------- ----------

Balance June 30, 1999           200,000     10,308,482              200     10,308    825,000      9,322,460    (313,832) 9,844,136
                           ============= ============== ================ ========== ========== ============== =========== ==========

                                       F-8
                             Web Capital Group, Inc.
                      (formerly Sara Hallitex Corporation)
                          Notes to Financial Statements


Note 1  -  Summary of Significant Accounting Policies

Organization

         Web Capital Group, Inc., (formerly Sara Hallitex Corporation, or "Web Capital " or the "Company") was originally incorporated in Utah on April 28, 1980 as Rebel Energy Corporation ("Rebel Energy"). Rebel Energy was organized for the primary purpose of investing in energy-related properties, primarily in low-priced oil and gas and unimproved lands and real estate. On August 1, 1990, Sara Services, Inc. ("Sara Services") was incorporated in Oklahoma for the purpose of merging with Rebel Energy in order to redomicile the Company to Oklahoma. From 1985 through 1989, due to unsuccessful activities, resources were exhausted and the Company remained dormant.
         On August 3, 1990, Rebel Energy entered into a share-exchange agreement with Sara Services, wherein Sara Services agreed to exchange all of its outstanding shares of common stock for Rebel Energy common stock. This transaction resulted in Sara Services becoming Rebel Energy's wholly owned and operating subsidiary.

         On August 6, 1990, Rebel Energy changed its name to Sara Environmental, Inc. In February 1995, Sara Environmental changed its domicile to Oklahoma by merging with its wholly owned Oklahoma subsidiary, Sara Services. On May 7, 1997, the Company changed its name to Sara Hallitex Corporation. Management felt the new name would better reflect the Company's current operations and business plans.

         On December 8, 1999, Web Capital Group, Inc. was incorporated in Nevada for the purpose of merging with Sara Hallitex, in order to redomicile the Company to Nevada. Web Capital's initial capitalization was 50,000,000 common shares, $0.001 par value and 10,000,000 preferred shares, $0.001 par value.

         On December 22, 1999, Web Capital and Sara Hallitex signed a Merger Agreement, effectively merging Sara Hallitex into Web Capital Group.

         As of June 30, 1999, Web Capital had 10,308,482 and 9,303,316 common shares outstanding for the years ended June 30, 1999 and 1998, respectively and 200,000 shares of preferred stock for the year ended June 30, 1999.

Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115), the Company classifies its investment portfolio according to the provisions of SFAS 115 as either held to maturity, trading, or available for sale. At June 30, 1999 and 1998, the Company classified its investment portfolio as available for sale and held to maturity. Securities available for sale are carried at fair value with unrealized gains and losses included in stockholders' equity.

Gains or losses from the sale or redemption of the investments are determined using the specific identification method.

Fixed Assets

Fixed asset consists of office equipment and furniture. These items are shown at cost. The assets are being depreciated over the estimated useful life of the assets. The equipment and office furniture is being depreciated over a five-year life using the straight-line method of depreciation. A total of $37,159 is being recognized during the period ended June 30, 1999 for depreciation expense.

Federal Income Tax

The company is a regular C Corporation for federal income tax purposes. The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes". The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

The estimated useful lives are as follows:

Equipment                          5 years

Earnings per Common Share

The Company adopted Financial Accounting Standards (SFAS) No.128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Uninsured Cash Balances

The Company maintains its cash balances at several financial institutions. Accounts at the institutions are secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 and securities are secured by the NASD/SIPC up to $30,000,000. At June 30, 1999, there were no uninsured cash balances.

Year 2000 Concerns

The Company has addressed the concerns of potential year 2000 computing problems, both internally and with external parties and believes that significant additional costs will not be incurred because of this circumstance. The Company has performed an evaluation of its computer hardware and software and has determined that recent enhancements and upgrades have brought its systems significantly into compliance with the year 2000 phenomenon and that existing support agreements are adequate to cope with any remaining issues. Based upon equipment evaluations and analysis by consulting parties, management does not believe that significant operational equipment modifications are necessary.

Fair Value of Financial Instruments

The carrying value of financial instruments including marketable securities, notes and loans receivables, accounts payable and notes payable approximate their fair values at June 30, 1999.

Long-Lived Assets

Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets to be Disposed of " requires, among other things, impairment loss of assets to be held and gains or losses from assets that are expected to be disposed of be included as a component of income from continuing operations before taxes on income.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has adopted this SFAS in the current year.

Segments of an Enterprise and Related Information

Statement of Financial Accounting Standards (SFAS) No. 131,"Disclosures about Segments of an Enterprise and Related Information", supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

RECLASSIFICATIONS
-----------------

Certain reclassifications have been made to the prior year's financial statements in order to conform to the current presentation.

NOTE 2 - MARKETABLE SECURITIES - INVESTMENTS
--------------------------------------------

The carrying amounts of marketable securities as shown in the accompanying balance sheet and their approximate market values at June 30, 1999 are as follows:

The Company has acquired stock in certain publicly-traded companies in exchange for its stock or for services. The stock is carried on the Balance Sheet at a 70% or more discount of the bid price as of June 30, 1999. The details of the investments are as follows:

         1) Janus International, Inc. - The Company holds 7,750,000 shares of common stock, acquired on July 1, 1998. The Company holds a 40.72% equity ownership as of June 30, 1999. The price at the date of acquisition was $1.19 per share and on June 30, 1999, the price was $1.75 per share. The total market value at June 30, 1999 is $9,203,125.

         2) USLab.com, Inc. - The Company holds 3,733,945 shares of common stock, acquired on March 23, 1999. The Company holds a 33.53% equity ownership as of June 30, 1999. The price at the date of acquisition was $7.25 per share and on June 30, 1999, the price was $7.25 per share. The total market value at June 30, 1999 is $27,071,101.

         3) SolutionNet International, Inc. - The Company holds 1,730,000 shares of common stock, acquired on April 29, 1999. The Company holds a 14.21% share of ownership as of June 30, 1999. The price at the date of acquisition was $11.50 per share and on June 30, 1999 the price was $12.00 per share. The total market value at June 30, 1999 is $19,895,000.

         4) Trillium Communications, Ltd. - The Company holds 5,400,000 shares of common stock, acquired on November 27, 1996. The Company holds a 90.00% equity ownership as of June 30, 1999. The price at the date of acquisition was $.67 per share and on June 30, 1999, would carry a value of $3,618,000. (In August 1999, Trillium Communications, Ltd. was merged into Tril-MediaNet.com, Inc.)

         5) ProTerra, Inc. - The Company holds a 90% equity investment in ProTerra, Inc. a dormant company that owns a patent for controlled environment vaults. Patent number is 4,776,138, issued on October 11, 1988, and is currently valued at $1.00 because the patent has no utility to Company's current business operations. The Patent has been an asset of the Company since the 1996 reorganization.

         6) TheMovieSource.com, Corp. - The Company holds 1,000,000 shares of common stock, $0.0001 par value, as a founding partner of a new start-up company. The company anticipates an Initial Public Offering of the stock at a price of $7.00 per share in the second quarter of 2000.

The total market value of the marketable securities and stock investment is $59,787,227. Due to restrictions on the stocks and the short operating history, the investments have been valued by management at $14,482,037 on the Balance Sheet. The Company anticipates that because of the current Internet market and technology developments being funded the market values of these investments could rapidly change causing a substantial increase in the amount of marketable securities and stock investments the company will carry on its books.

Unrealized gains on securities available for sale at June 30, 1999 are shown net of income taxes as a component of stockholders' equity as "Accumulated other comprehensive income".


NOTE 3 - STOCK-BASED COMPENSATION
---------------------------------

FASB Statement 123, Accounting for Stock-Based Compensation, requires the company to provide pro forma information regarding net income per share as if compensation cost for the Company's options had been determined in accordance with the fair value based method prescribed in FASB Statement 123. The Company has issued various shares of stock to individuals for consulting services as disclosed in Note 5 - Common Stock for services. To date, the Company has recorded the value of the stock at par value.

Note 4 - Income Taxes
---------------------

         The components of the provision for income taxes are as follows:

                                  June 30          June 30         June 30
Year ended December 31,           1999             1998            1997
--------------------------- ----------------- ---------------- ----------------
Current:
Federal                     $        262,400  $        97,006
State                                    -0-              -0-  $       (57,800)
--------------------------- ----------------- ---------------- ----------------
                            $        262,400  $        97,006  $       (57,800)
--------------------------- ----------------- ---------------- ----------------


         Such income taxes are included in the accompanying consolidated financial statements as follows:

--------------------------- ----------------- ---------------- ----------------
Income from operations
Extraordinary Items         $        262,400  $        97,006  $       (57,800)
--------------------------- ----------------- ---------------- ----------------
                            $        262,400  $        97,006  $       (57,800)
--------------------------- ----------------- ---------------- ----------------


         The above provision has been calculated based on Federal and State statutory rates.


Note 5 - Common Stock
---------------------

Several transactions have occurred in which stock was issued. The details of the transactions are as follows:

o        FOR THE YEAR ENDED JUNE 30, 1999
         --------------------------------

         1) March 1999: Issued 5,166 shares of common stock to individuals for consulting services.

         2)       June 1999: Issued 1,000,000 shares of common stock to Garrett
                  K. Krause for management services per Executive Employment Agreement dated November 27, 1996.

         A total of 1,005,166 shares of common stock were issued during the year and are valued at par value ($1,005) in the statement of operations.

o        FOR THE YEAR ENDED JUNE 30, 1998
         --------------------------------

         1) Oct 1997:    Issued 90,700 shares of common stock to individuals
                         for consulting services.

         2) Nov 1997:    Issued 1,000,000 shares of common stock to Garrett
                         K. Krause for management services per Executive
                         Employment Agreement dated November 27, 1996.

         3) March 1998:  Issued 899,999 shares of common stock to settle debt from prior years. The stock was valued at $.75 per share to settle the debt.

         4) March 1998:  Issued 384,600 shares of common stock to individuals for consulting services.

         5) March 1998:  Issued 145,022 shares of common stock to for consulting services.

         6) May 1998:    Issued 8,600 shares of common stock to settle debt
                         from prior years. The stock was valued at $.75 per share to settle the debt.

         7) Other:       Issued 5,251 shares of common stock to individuals for
                         consulting services.


o        FOR THE YEAR ENDED JUNE 30, 1997
         --------------------------------

         On November 27, 1996, simultaneous with certain share-exchange agreements entered into by the Company, the Board of Directors authorized a 40-1 reverse split of Company shares of common stock, reducing the issued and outstanding shares from 10,773,760 shares to 269,344. The Board also increased the authorized capital stock to 50,000,000 shares of common stock and approved the issuance of 1,000,000 shares of Preferred Class SC Voting Stock and 10,000,000 shares of Preferred Non-Voting stock in classes B though K.

         1) Nov 1996:    A total of 6,500,000 shares of common stock and
                         200,000 shares of preferred stock were issued pursuant to a share-exchange agreement dated November 27, 1996.


Note 6 - Related Parties
------------------------

The Organization has significant related party transactions and/or relationships with the following individuals and entities:

Garrett K. Krause, Krause Family Trust and
Garrett K. Krause Trust                                       President / CEO of Web Capital Group, Inc.

WorldVest Holding Corporation                                 100% controlled by Garrett K. Krause

FutureVest Corporation and FutureVest                         Hedge fund controlled by Sean Krause brother of
Net Fund I and Net Fund II                                    Garrett K. Krause

Note 7 - Notes Payable
----------------------

                  Garrett K. Krause                           $ 1,710,000             1,710,000
                  Garrett K. Krause                           $    71,525                     -
                  Wilmington Rexford, Inc.                    $   892,912               892,912
                  FutureVest Corporation                      $   475,000               475,000
                  Old Vendor Debt                             $   163,268                     -
                  SolutionNet International, Inc.             $   490,000               490,000
                  Other                                       $   116,586                37,825
                                                              ------------           -----------
                  Totals                                      $ 3,919,291             3,605,737
                                                              ============           ===========

Total interest recorded as paid is $975 and $2,050 for the period ended June 30, 1999 and 1998. Interest on most of the notes will be accrued starting July 1, 1999. The notes accrue interest at the rate of 10% per annum.
Future maturities are as follows:  2000     $150,286, 2001    $163,268


NOTE 8 - EARNINGS PER SHARE
---------------------------

The following reconciles the components of the earnings per share (EPS) computation:


   Earning per common Share             Income (Numerator)        Shares (Denominator)          Per-Share Amount
   ---------------------------------- ------------------------- ------------------------------ -------------------------
   1997     Net Loss                    ($112,200)                 4,080,200                    ($.027)
   1998     Net Income                   $364,675                  7,453,540                     $.049
   1999     Net Income                   $509,366                  9,303,316                     $.055

The number of shares (denominator) is based on the weighted number of shares outstanding as of June 30, 1999, 1998 and 1997.

Note 9 - Subsequent Events
--------------------------

Since the balance sheet date of June 30, 1999, the following material events have occurred:

1. On July 1, 1999, the Company entered into a share-exchange agreement with 3wVentures.com, (formerly SaraOnline.com, Inc.), a Nevada corporation. Pursuant to the terms of the agreement, the Company acquired 10,000,000, $0.001 par value shares of common stock of 3wVentures.com, Inc. and warrants, $0.001 par value, to purchase 10,000,000 shares of 3wVentures.com, Inc. In exchange, 3wVentures.com, Inc. was capitalized by the Company with $30,822,500 of equity in SolutionNet International, Inc., USLab.com, Inc., Trillium Communications, Ltd., and TheMovieSource.com, Inc.

         In July 1999, the Company issued 3,000,000 shares of 3wVentures.com, Inc. to Company's shareholders pursuant to Company's Dividend Program.

         As of this date, the Company owns a 67.8% (or 7,000,000 shares) equity interest in 3wVentures.com, Inc.

2. In August 1999, Trillium Communications, Ltd. was merged into Tril-MediaNet.com, Inc. Pursuant to the terms of the merger agreement, the Company acquired an equity interest in Tril-MediaNet.com, Inc. Company's equity interest will be reflected in Company's future financial statements.

3. In September 1999, the Company entered into a merger agreement with FutureVest Corporation, a Bahamian corporation, pursuant to which the parties agreed that a new e-finance global corporation would be formed under the name of FutureVest.com, Inc., and which would operate in the Commonwealth of the Bahamas. Pursuant to the terms of the agreement, the Company stands to acquire 10,000,000, $0.001 par value shares of common stock (or 77% equity interest) and 5,000,000 options to purchase shares of FutureVest.com , Inc. common stock, at an exercise price of $10 per share, once the company is formally incorporated. In exchange, FutureVest.com, Inc. will acquire certain investment banking, communications and operational assets of the Company.

4. In November 1999, FutureVest.com (USA), Inc. entered into an agreement, to acquire a 24% equity interest in FutureVest Securities (USA), Inc. (formerly RL Securities, Inc.), a securities and brokerage services firm which has been providing investment services for over 25 years. Currently, FutureVest.com (USA), Inc. has an option to purchase the remaining 76% equity interest, pending NASD approval of the transaction. The Company stands to acquire a 19% equity interest in FutureVest Securities (USA), Inc. through its pending 77% holding in FutureVest.com, Inc., once FutureVest.com, Inc. is formally incorporated.

5. On December 8, 1999, Web Capital Group, Inc. was incorporated in Nevada for the purpose of merging with the Company (Sara Hallitex) so as to effect a redomicile to Nevada. Web Capital Group was authorized to issue 50,000,000, $0.001 par value shares of common stock and 10,000,000, $0.001 par value shares of preferred stock. On December 22, 1999, Web Capital Group and Sara Hallitex signed Merger Agreement, pursuant to which, each one (1) share of the issued and outstanding stock of Sara Hallitex was converted into one (1) share of the issued and outstanding stock of Web Capital Group.

6. On January 13, 2000, the Company completed a private placement offering of 3,000,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock, at a price of $3.00 per share, and options to purchase 3,000,000 shares of its common stock, at an exercise price of $6.00, to 3 "accredited" investors, pursuant to exemptions provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933. The offering resulted in $9,000,000 in gross proceeds and proceeds from the sale of the options.

         There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.